                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)


                          American Homestar Corporation
--------------------------------------------------------------------------------
                                (Name of issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   026651-10-9
                                 ---------------
                                  (CUSIP Number)








Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                Page 1 of 8 Pages

CUSIP No. 026651-10-9                     13G                  Page 2 of 8 Pages



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Finis F. Teeter
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ]
                                                             (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF
                                        2,418,946
           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                      -0-
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING
                                        2,418,946
           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH

                                        -0-
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        2,451,760
--------------------------------------------------------------------------------
10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


                                                                       [ ]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


        14.26%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON


        IN
--------------------------------------------------------------------------------





                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 026651-10-9                   13G                  Page 3 of 8 Pages



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Teeter Investments, Ltd.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ]
                                                             (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

        Texas
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF
                                        1,557,717
           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                      -0-
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING
                                        1,557,717
           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH

                                        -0-
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        1,557,717
--------------------------------------------------------------------------------
10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


                                                                       [ ]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


        9.06%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON


        PN
--------------------------------------------------------------------------------






                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1(a).   Name of Issuer.

             The name of the Issuer is American Homestar Corporation.

Item 1(b).   Address of Issuer's Principal Executive Offices.

             The Issuer's principal executive offices are located at 2450 South
       Shore Boulevard, Suite 300, League City, Texas 77573.

Item 2(a).   Name of Person Filing.

             This statement is being filed on behalf of Finis F. Teeter and Teeter Investments, Ltd. (the "Partnership").

Item 2(b).   Address of Principal Business Office or, if none, Residence.

             The address of the principal business office of Finis F. Teeter and the Partnership is 2450 South Shore Boulevard, Suite 300, League City,
        Texas 77573.

Item 2(c).   Citizenship.

             Finis F. Teeter is a citizen of the United States of America and the Partnership is a Texas limited partnership.

Item 2(d).   Title of Class of Securities.

             This statement relates to shares of Common Stock, par value $.05 per share ("Common Stock"), of the Issuer.

Item 2(e).   CUSIP Number.

             The CUSIP No. for the shares of Common Stock of the Issuer is 026651-10-9.

Item 3.      Not Applicable.



                                Page 4 of 8 Pages


Item 4.      Ownership.

             (a)-(b) As of December 31, 1997, Finis F. Teeter beneficially owned
             2,451,760 shares, or 14.26%, of the Common Stock of the Issuer. Mr.
             Teeter beneficially owned 1,557,717 of such shares as Managing
             General Partner of the Partnership; he beneficially owned 195,308 of such shares as trustee of the Teeter 1992 Trust; and he beneficially owned 32,814 of such shares through options.

                     As of December 31, 1997, the Partnership beneficially owned
             1,557,717 shares, or 9.06%, of the Common Stock of the Issuer.

             (c) Subject to certain terms of a shareholders agreement (the
             "Shareholders Agreement"), which are discussed below, Finis F.
             Teeter has the sole power to vote or to direct the vote of 2,451,760 shares of Common Stock of the Issuer. Mr. Teeter has sole power to dispose or to direct the disposition of 2,451,760 shares of Common Stock of the Issuer. See also Items 5-9 on page 2 hereof.

                     Subject to certain terms of the Shareholders Agreement,
             which are discussed below, the Partnership, through its Managing
             General Partner, has the sole power to vote or to direct the vote of 1,557,717 shares of Common Stock of the Issuer. The Partnership, through its Managing General Partner, has the sole power to dispose or to direct the disposition of 1,557,717 shares of Common Stock of the Issuer. See also Items 5-9 on page 3 hereof.

                     Pursuant to the Shareholders Agreement, Mr. Teeter and the
             Partnership have agreed to vote their shares to elect six directors of the Issuer in accordance with the terms of the Shareholders
             Agreement.

Item 5.      Ownership of Five Percent or Less of a Class.

                     Not applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

                     Certain other persons may have the right to receive a
             portion of the proceeds from the sale of the shares of Common Stock disclosed herein. None of such persons' interests in such shares exceeds five percent of the outstanding Common Stock.

Item 7.      Identification and Classification of the Subsidiary Which
             Acquired the Security Being Reported on By the Parent Holding
             Company.

                     Not applicable.


                                Page 5 of 8 Pages

Item 8.      Identification and Classification of Members of the Group.

                     Not applicable.

Item 9.      Notice of Dissolution of Group.

                     Not applicable.

Item 10.     Certification.

                     Not applicable.



                                Page 6 of 8 Pages

CUSIP NO. 026651-10-9                13G                       PAGE 7 OF 8 PAGES
---------------------                                          -----------------





    After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

    Date: January 8, 1998



                                       /s/ Finis F. Teeter
                                       -----------------------------------------
                                           Finis F. Teeter


                                       TEETER INVESTMENTS, LTD.


                                       By:/s/ Finis F. Teeter
                                          --------------------------------------
                                              Finis F. Teeter, Managing Partner

CUSIP NO. 026651-10-9               13G                        PAGE 8 OF 8 PAGES
---------------------                                          -----------------




                                    Exhibit A
                                    ---------

    Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth hereinbelow.


    Date: January 8, 1998


                                /s/ Finis F. Teeter
                                ------------------------------------------------
                                    Finis F. Teeter


                                TEETER INVESTMENTS, LTD.


                                By:/s/ Finis F. Teeter
                                   ---------------------------------------------
                                       Finis F. Teeter, Managing General Partner